November 28, 2017

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re: Greenpro Capital Corp. Registration Statement on Form S-1 (SEC File No. 333-219625)

To Whom It May Concern:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Greenpro Capital Corp. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:30 p.m. (EST), November 30, 2017 or as soon thereafter as practicable.

Very truly yours,

NETWORK 1 FINANCIAL SECURITIES, INC.

By:	/s/ Damon D. Testaverde
Name:	Damon D. Testaverde
Title:	Managing Director

Members FINRA & SIPC

Network 1 Financial Securities, Inc.

The Galleria, 2 Bridge Avenue, Building 2, Red Bank, NJ 07701

(732) 758-9001